UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41559

Robo.ai Inc.

(Registrant’s Name)

Meydan Grandstand, 6th floor

Meydan Road, Nad Al Sheba

Dubai

United Arab Emirates

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Acquisition of QC Capital Limited

Robo.ai Inc., a Cayman Islands exempted company, (the “Company”) entered into a share purchase agreement dated as of June 12, 2026 through its indirectly wholly owned subsidiary, Roboai Investments L.L.C-FZ, with all shareholders (“Sellers”) of QC Capital Limited (the “Target”), a technology company incorporated under the laws of the British Virgin Islands.

Pursuant to the share purchase agreement, Roboai Investments L.L.C-FZ will acquire from the Sellers 100% of the issued and outstanding shares of the Target, for a total consideration of US$60,000,000, payable in 20,491,805 Class B ordinary shares of the Company (the “Consideration Shares”). The Sellers will receive 3% of the Consideration Shares at the closing date. The remaining Consideration Shares are subject to a lock-up period of 8 years commencing on the closing date and will be released in five equal annual tranches on each of the anniversaries after the closing date, starting from the fourth anniversary after the closing date. Closing will occur on or before July 24, 2026 or on a later date as mutually agreed in writing, provided that all conditions precedent have been satisfied or waived.

The share purchase agreement sets forth the parties’ respective post-closing roles and responsibilities. This acquisition is intended to support the Company’s technology development efforts and strengthen its capabilities in global commercialization.

The foregoing summary of the share purchase agreement is not complete and is subject to, and qualified in its entirety by, the provisions of the share purchase agreement, which is filed as Exhibit 10.1 to this current report on Form 6-K and is incorporated herein by reference. On June 18, 2026, the Company issued a press release announcing the transaction, a copy of which is furnished as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit Number	Description
10.1	Share Purchase Agreement dated as of June 12, 2026 between Roboai Investments L.L.C-FZ and Shareholders of QC Capital Limited
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robo.ai Inc.

Date: June 18, 2026	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer